

March 1, 2012

<u>Via E-mail</u>
Mr. Geert Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd., Suite 802
Vienna, VA 22182

> **Re:** **Cel-Sci Corporation**
> **Schedule 14A**
> **Filed February 17, 2012**
> **File No. 001-11889**

Dear Mr. Kersten:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/ Daniel Greenspan for
>
> Jeffrey Riedler
> Assistant Director

cc: Patricia B. Prichep
       Senior Vice President of Operations
       Cel-Sci Corporation
       8229 Boone Blvd., Suite 802
       Vienna, VA 22182